Exhibit 99.1

Press Release

Media contact

Christine Peters

T +49 160 60 66 770

christine.peters@freseniusmedicalcare.com

Contact for analysts and investors

Dr. Dominik Heger

T +49 6172 609-2601

dominik.heger@freseniusmedicalcare.com

www.freseniusmedicalcare.com

Fresenius Medical Care delivers continued operating income improvements in the second quarter of 2024

•	Organic revenue growth of +2.3% supported by both segments Care Delivery and Care Enablement

•	Operating income[1] and operating income margin[1] increase driven by Care Enablement

•	Additional FME25 savings of EUR 57 million achieved and on track to reach the upper end of the full year savings target range

•	Further divestitures closed as execution of portfolio optimization program continues

•	Net financial debt and net leverage ratio further improved

•	FY 2024 outlook confirmed

Bad Homburg (July 30, 2024) – “In the second quarter, we further improved our financial performance while executing against our strategic plan and the company transformation. This quarter is another important proof point for the operational turnaround as we remain focused to deliver on our targets”, said Helen Giza, Chief Executive Officer of Fresenius Medical Care AG. “Our operating income margin progressed toward our 2025 margin target band, as Care Enablement increased its profitability. In Care Delivery, U.S. same market treatment growth improved sequentially despite continued elevated mortality. In both segments, we accelerated FME25 savings against plan and are now on track to reach the upper end of our FME25 savings target range for 2024.” Giza added: “In light of the developments in the first half year, we confirm our financial outlook for the full year 2024.”

[1]	Revenue and operating income outlook, as referred to in the 2024 outlook, are both at constant currency, excluding special items as well as the business impact from closed divestitures in 2023 and the settlement agreement with the U.S. government (Tricare) in Q4 2023. For FY 2023 and 2024, special items include costs related to the FME25 program, the Humacyte remeasurements, the legal form conversion costs and effects from legacy portfolio optimization. For further details please see the reconciliation attached to the Press Release.

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Key figures (unaudited)

	Q2 2024	Q2 2023	Growth	Growth	H1 2024	H1 2023	Growth	Growth
	EUR m	EUR m	yoy	yoy, cc	EUR m	EUR m	yoy	yoy, cc
Revenue	4,766	4,825	-1%	-2%	9,491	9,529	0%	0%
on outlook base[1]	4,743	4,741		0%	9,565	9,360		+2%

Operating income	425	357	+19%	+21%	671	618	+9%	+10%
on outlook base[1]	433	400		+8%	849	738		+15%

Net income[2]	187	140	+33%	+34%	258	227	+14%	+15%
on outlook base[1]	207	176		+18%	405	322		+26%

Basic EPS (EUR)	0.64	0.48	+33%	+34%	0.88	0.77	+14%	+15%
on outlook base[1]	0.70	0.60		+18%	1.38	1.10		+26%

yoy = year-on-year, cc = at constant currency, EPS = earnings per share

Focused execution against the strategic plan

In the second quarter, the FME25 transformation program continued its momentum, delivering EUR 57 million additional sustainable savings while related one-time costs amounted to EUR 40 million. With the progress in the second quarter, Fresenius Medical Care is on track to reach the upper end of the targeted additional sustainable savings range of EUR 100 to 150 million by year end 2024, totaling to EUR 650 million by year end 2025.

Moreover, Fresenius Medical Care is executing its portfolio optimization plan to exit non-core and dilutive assets. During the second quarter, the company closed the divestment of Cura Day Hospitals Group, Australia, and of its dialysis clinic networks in Chile, Ecuador, Sub-Saharan Africa and Turkiye. The divestitures of clinic operations in Curacao, Guatemala and Peru were closed in July. Special items associated with portfolio optimization amounted to negative EUR 15 million in the second quarter.

All transactions that are currently signed as part of Fresenius Medical Care’s portfolio optimization plan are estimated to negatively impact operating income by around EUR 250 million in the full year 2024 and will be treated as special items. These transactions are expected to generate cash proceeds of around EUR 650 million upon closing, thereof approx. EUR 500 million have been received by the end of the second quarter.

[2]	Net income attributable to shareholders of Fresenius Medical Care AG

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Revenue development impacted by execution against portfolio optimization plan

Revenue decreased by 1% to EUR 4,766 million in the second quarter (-2% at constant currency, +2% organic). Revenue on outlook base1 grew by 0.1% compared to prior year. Divestitures realized during 2023 and during the second quarter 2024 negatively impacted the revenue development.

Care Delivery revenue decreased by 3% to EUR 3,771 million (-3% at constant currency, +2% organic) and by 1% on outlook base1.

In Care Delivery U.S., revenue increased by 1% (0% at constant currency, +1% organic) and by 1% on outlook base1. A growing value-based care business, reimbursement rate increases and a favorable payor mix had a positive impact. Effects from elevated mortality continued to weigh on U.S. same market treatment growth in a year-over-year comparison, while sequential trends remain encouraging. Adjusted for the exit from less profitable acute care contracts (-0.2%), U.S. same market treatment growth came in flat (-0.1%).

In Care Delivery International, revenue decreased by 18% (-18% at constant currency, +3% organic) and by 12% on outlook base1. This negative development was strongly driven by divestments closed during the second quarter and partially offset by organic growth. International same market treatment growth was positive at 1.9%.

Care Enablement revenue grew by 3% to EUR 1,363 million (+3% at constant currency, +3% organic) and by 3% on outlook base1 as positive pricing momentum continues.

Within Inter-segment eliminations, revenue for products transferred between the operating segments at fair market value decreased by 1% to a deduction of EUR 368 million (-2% at constant currency).3

In the first half, revenue remained virtually unchanged at EUR 9,491 million (0% at constant currency, +3% organic) and on outlook base1 increased by 2%. Care Delivery revenue decreased by 1% to EUR 7,559 million (0% at constant currency, +4% organic), with Care Delivery U.S. growing by 2% (+2% at constant currency, +4% organic) and Care Delivery International decreasing by 14% (-11% at constant currency, +3% organic). Care Enablement revenue increased by 1% to EUR 2,660 million (+2% at constant currency, + 2% organic). Inter-segment eliminations decreased by 1% to a deduction of EUR 728 million (0% at constant currency).

[3]	The company transfers products between segments at fair market value. The associated internal revenues and expenses and all other consolidation of transactions are included within “Inter-segment eliminations”.

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Operating margin improvement driven by Care Enablement

Operating income increased by 19% to EUR 425 million in the second quarter (+21% at constant currency), resulting in a margin of 8.9% (Q2 2023: 7.4%). Operating income on outlook base1 increased by 8% to EUR 433 million, resulting in a margin of 9.1% (Q2 2023: 8.4%). Divestitures realized during the second quarter had a neutral effect on operating income.

Operating income in Care Delivery decreased by 14% to EUR 332 million (-13% at constant currency), resulting in a margin of 8.8% (Q2 2023: 9.9%). Operating income on outlook base1 decreased by 7%, resulting in a margin1 of 9.9% (Q2 2023: 10.6%). In-line with expectations, the development was mainly driven by higher personnel expenses and inflationary cost increases. Business growth and savings from the FME25 program contributed positively to the earnings development.

Operating income in Care Enablement strongly increased to EUR 68 million (Q2 2023:
EUR 2 million), resulting in a margin of 5.0% (Q2 2023: 0.1%). Operating income on outlook base1 quadrupled compared to prior year, resulting in a margin1 of 5.1% (Q2 2023: 1.3%). The strong increase was driven by business growth and savings from the FME25 program, compensating inflationary cost increases and a negative impact from foreign currency transaction.

Operating income for Corporate amounted to EUR 30 million (Q2 2023: EUR -25 million). Operating income on outlook base1 amounted to EUR 0 million (Q2 2023: EUR -13 million).

In the first half, operating income increased by 9% up to EUR 671 million (10% at constant currency), resulting in a margin of 7.1% (H1 2023: 6.5%). Divestitures realized during the first half had a slightly positive impact on operating income. Operating income on outlook base1 increased by 15% up to EUR 849 million, resulting in a margin of 8.9% (H1 2023: 7.9%). In Care Delivery, operating income declined by 22% to EUR 521 million (-22% at constant currency), resulting in a margin of 6.9% (H1 2023: 8.8%). Operating income margin on outlook base1 improved to 9.6% (H1 2023: 9.2%). In Care Enablement, operating income strongly increased to EUR 138 million (H1 2023: EUR -23 million), resulting in a margin of 5.2% (H1 2023: -0.9%). Operating income margin on outlook base1 improved strongly to 5.5% (H1 2023: 3.1%). Operating income for Corporate amounted to EUR 17 million (H1 2023: -15 million).

Net income2 increased by 33% to EUR 187 million in the second quarter (+34% at constant currency). Net income on outlook base1 increased by 18%.

In the first half, net income2 increased by 14% to EUR 258 million (+15% at constant currency). Net income on outlook base1 increased by 26%.

Basic earnings per share (EPS) increased by 33% to EUR 0.64 (+34% at constant currency). EPS on outlook base1 increased by 18% to EUR 0.70.

In the first half, EPS increased by 14% to EUR 0.88 (+15% at constant currency). EPS on outlook base1 increased by 26% to EUR 1.38 .

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Lower net financial debt and further improved net leverage ratio

In the second quarter, Fresenius Medical Care generated EUR 442 million of operating cash flow (Q2 2023: EUR 1,007 million), resulting in a margin of 9.3% (Q2 2023: 20.9%). The operating cash flow development was negatively impacted by EUR 407 million, primarily as a result of changing vendors post the cyber incident at Change Healthcare. This negative cash impact is expected to be recovered in Q3 2024. Additionally, the phasing of federal income tax payments in the U.S. negatively impacted the development.

In the first half, operating cashflow amounted to EUR 570 million (H1 2023: EUR 1,150 million), resulting in a margin of 6.0% (H1 2023: 12.1%).

Free cash flow4 amounted to EUR 289 million in the second quarter (Q2 2023: EUR 852 million), resulting in a margin of 6.1% (H1 2023: 17.7%). In the first half, Fresenius Medical Care generated free cash flow of EUR 287 million (H1 2023: EUR 854 million), resulting in a margin of 3.0% (H1 2023: 9.0%).

Total net debt and lease liabilities were further reduced to EUR 10,658 million (Q2 2023: EUR 11,714 million). At 3.1x, the corresponding net leverage ratio (net debt/EBITDA) further decreased towards the lower end of our self-imposed target corridor.

Outlook

Fresenius Medical Care confirms its outlook for fiscal 2024 and expects revenue to grow by a low- to mid-single digit percent rate compared to prior year. The company expects operating income to grow by a mid- to high-teens percent rate compared to prior year.

The expected growth rates for 2024 are at constant currency, excluding special items as well as the business impacts from closed divestitures in 2023 and the settlement agreement with the U.S. government (Tricare) in Q4 2023. The 2023 basis for the revenue outlook is EUR 19,049 million and for the operating income outlook is EUR 1,540 million.

The company also reconfirms its targets to achieve an operating income margin of 10% to 14% by 2025. This excludes impacts from portfolio changes.

Patients, clinics and employees

As of June 30, 2024, Fresenius Medical Care treated 311,037 patients in 3,757 dialysis clinics worldwide and had 113,639 employees (headcount) globally, compared to 117,128 employees as of March 31, 2024.

[4]	Net cash provided by / used in operating activities, after capital expenditures, before acquisitions/divestitures, investments, and dividends

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Media conference call

Fresenius Medical Care will host a media conference call to discuss the results of the second quarter and first half of 2024 earnings today, July 30, 2024, at 09:30 a.m. CEST / 3:30 a.m. EDT. The media conference call is for journalists who can register vial the following link: Registration. Details on the media conference call are also available on the Fresenius Medical Care website in the “Media” section: media call. Attendees who would like to follow the presentation parallel to the conference call, you can register here for the webcast. The webcast will only be broadcasted in “listen only” mode.

Investor conference call

Fresenius Medical Care will host a conference call to discuss the results of the second quarter and first half of 2024 today, July 30, 2024, at 2:00 p.m. CEST / 8:00 a.m. EDT. Details are available on the Fresenius Medical Care website in the “Investors” section. A replay will be available shortly after the call.

Please refer to our statement of earnings included at the end of this news and to the attachments as separate PDF files for a complete overview of the results of the second quarter and first half of 2024. Our 6-K disclosure provides more details.

About Fresenius Medical Care:

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 4.1 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,757 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approx. 311,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to the COVID-19 pandemic results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care does not undertake any responsibility to update the forward-looking statements in this release.

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FRESENIUS MEDICAL CARE

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS Accounting Standards financial measures for comparability with the Company´s outlook (outlook base)

	Three months ended June 30,		Six months ended June 30,	
in € million, unaudited	**2024**	**2023**	**2024**	**2023**
Operating performance (outlook base)				
These items are excluded to ensure comparability of the figures presented with the Company's financial targets which have been defined excluding special items and at constant currency.				
Revenue	**4,766**	**4,825**	**9,491**	**9,529**
Divestitures[1]	—	(84)	—	(169)
Revenue excl. 2023 divestitures	4,766	4,741	9,491	9,360
Currency translation effects	(23)	—	74	—
Revenue (outlook base)	4,743	4,741	9,565	9,360
Operating income	**425**	**357**	**671**	**618**
FME25 Program	40	25	67	51
Legal Form Conversion Costs	2	5	3	7
Legacy Portfolio Optimization[2]	15	10	158	94
Humacyte Remeasurements	(46)	4	(61)	(15)
Sum of special items:	11	44	167	137
Divestitures[1]	—	(1)	—	(17)
Sum of special items and 2023 divestitures	11	43	167	120
Operating income excl. special items and 2023 divestitures	436	400	838	738
Currency translation effects	(3)	—	11	—
Operating income (outlook base)	433	400	849	738
Net income[3]	**187**	**140**	**258**	**227**
FME25 Program	29	20	49	40
Legal Form Conversion Costs	1	4	2	5
Legacy Portfolio Optimization[2]	29	8	136	68
Humacyte Remeasurements	(34)	3	(45)	(11)
Sum of special items:	25	35	142	102
Divestitures[1]	—	1	—	(7)
Sum of special items and 2023 divestitures	25	36	142	95
Net income[3] excl. special items and 2023 divestitures	212	176	400	322
Currency translation effects	(5)	—	5	—
Net income[3] (outlook base)	207	176	405	322

[1] Business impacts from closed divestitures in 2023.
[2] 2024: mainly comprise the impairment of intangible and tangible assets resulting from the measurement of assets held for sale as well as losses from divestitures; 2023: mainly comprise the derecognition of capitalized development costs and the impairment of intangible assets (licenses and distribution rights) as well as termination costs (including certain contractual obligation expenses) related to a dialysis cycler development program which was discontinued in the first quarter of 2023 and other impacts related to agreed-upon divestitures in 2023.
[3] Attributable to shareholders of FME AG.

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